SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

27 August 2026

PRUDENTIAL PLC HALF YEAR 2026 RESULTS: QUALITY GROWTH, DISCIPLINED EXECUTION, DELIVERING INCREASED SHAREHOLDER RETURNS.

Prudential plc ("Prudential"; HKEX: 2378; LSE: PRU) today announced its financial results for the six months ended 30 June 2026 along with updated guidance on capital returns.

Performance highlights on a constant exchange rate basis unless otherwise stated are as follows:

-   Driving quality growth and strong capital generation:
-   New business profit grew 8 per cent, to $1,384 million, with margins expanding 2 percentage points to 40 per cent.
-   Operating free surplus generated from in-force insurance and asset management (Gross OFSG) business was up 15 per cent to $1,791 million.
-   Adjusted operating profit before tax increased 9 per cent to $1,812 million. Adjusted operating profit after tax increased by 10 per cent to $1,523 million. Earnings per share based on adjusted operating profit (Adjusted EPS) was 58.4 cents per share, an increase of 17 per cent.
-   Strong growth in EV:
-   Group TEV equity of $39.1 billion (31 December 2025 $37.8 billion on an actual exchange rate basis), equivalent to 1,557 cents per share and operating return on embedded value of 15 per cent.
-   Investing for long-term growth while increasing shareholder returns:
-   The Group continued to invest in long-term growth, including increased ownership stake in Malaysia life business to 70 per cent and strategically repositioning its presence in India through the agreed acquisition of a 75 per cent stake in Bharti Life alongside its separate standalone health entity commencing operations in the third quarter of 2026.
-   The Group retained a strong capital position, with a free surplus ratio of 209 per cent (31 December 2025: 221 per cent) and GWS coverage ratio of 268 per cent.
-   Prudential is adding circa $0.3 billion* to the previously announced $1.2 billion 2026 share buyback programme.
-   Total capital returns to shareholders were $1.0 billion in the first half of 2026.
-   First interim dividend increased by 15 per cent to 8.88 cents per share (2025: 7.71 cents per share on an AER basis).

Commenting on the results, CEO Anil Wadhwani, said: "Prudential continues to execute with discipline to generate long-term shareholder value. We remain focused on delivering long-term savings, health and protection solutions in our markets, meeting customer needs and supporting the societal aims of regulators and governments alike.

"In the first half of 2026, we delivered high-quality growth, margin expansion and strong capital generation - reflecting our focus on writing profitable new business across our diversified, multi-market and multi-channel platform. We are building the capabilities that will shape the next phase of growth - using technology, operations and AI to deepen customer engagement, improve service and drive efficiencies. The strength of our performance is giving us the capacity to invest in long-term growth opportunities while increasing returns to shareholders. Today, we have announced a further circa $0.3 billion* buyback to be completed by 18 December 2026. This is in addition to the $1.2 billion and $1.3 billion, already indicated for 2026 and 2027 respectively.

"We remain firmly focused on the delivery of our FY26 guidance of double-digit growth in new business profit, Gross OFSG and Adjusted EPS, together with double-digit dividend per share growth, and on achieving our 2027 financial objectives."

	Half Year		Change on
Summary performance financials (before non-controlling interests)	2026 $m	2025 $m	AER basis	CER basis
New business profit	1,384	1,260	10%	8%
Operating free surplus generated from in-force insurance and asset management business	1,791	1,560	15%	15%
Adjusted operating profit before tax	1,812	1,644	10%	9%
Adjusted operating profit after tax	1,523	1,366	11%	10%
IFRS profit after tax	995	1,359	(27)%	(27)%

	30 Jun 2026		31 Dec 2025
Balance sheet financials (after non-controlling interests)	Total	Per share	Total	Per share
Group TEV equity	$39.1bn	1,557¢	$37.8bn	1,483¢
IFRS shareholders' equity	$19.8bn	789¢	$20.1bn	790¢

*Subject to the completion and net amounts received, post tax and transaction costs, from the sale of part of our stake in ICICI Prudential Asset Management Company as we progress towards meeting the initial free float requirement.

Strategic highlights for 2026

Prudential delivered solid high-quality growth in the first half of 2026, reflecting the strength of its diversified multi-market and multi-channel business model and disciplined execution of its strategy. New business profit increased by 8 per cent, with margins expanding by 2 percentage points to 40 per cent, driven by our continued strategic focus on a high quality product mix.

The Group continued to execute against its strategic priorities across agency, bancassurance, health, customer and technology-enabled operations. Bancassurance remained a strong growth engine, agency transformation continued to progress, evidenced by improving agent productivity, and investment in digitisation, analytics and AI is strengthening customer engagement, productivity and operational efficiency. Together, these actions are creating a more scalable platform for consistent, sustainable growth.

In the Chinese Mainland, new business profit performance was affected by regulatory change requiring the implementation of prescriptive bancassurance expense controls. In Hong Kong, we continued to demonstrate the quality of our agency and bancassurance channels, with margin expansion and strong customer retention. Elsewhere in ASEAN, we grew new business profit by 13 per cent, and collectively India and Africa grew their combined APE sales by 13 per cent. In asset management, we grew operating profit after tax by 20 per cent on a like-for-like basis, allowing for the reduction in our holding in ICICI Prudential Asset Management Company Limited.

The Group's strong capital generation gives it the flexibility to invest for long-term growth while growing returns to shareholders. During the period, Prudential made targeted investments to strengthen its long-term growth platform, increasing its ownership of its Malaysia conventional business to 70 per cent and strategically repositioning India through the agreed acquisition of a 75 per cent controlling stake in Bharti Life. It commenced operations in its standalone Indian health business in the third quarter of 2026. These developments increase the Group's exposure to structurally attractive markets where Prudential can deploy its capabilities across life, health, distribution, technology and capital management.

Looking ahead to the second half of 2026, Hong Kong and our Chinese Mainland business face high prior year comparators in July and August, although these begin to ease significantly from September.

In the Chinese Mainland, the business is adjusting to recent bancassurance-related regulatory changes, and we expect new business profits for full year 2026 to be similar to those of 2025.

In Hong Kong, the underlying drivers of demand for our products remain strong, supported by the continued attractiveness and refresh of our propositions. While it is too early to assess whether recent commentary regarding the enforcement of existing rules will affect the buying behaviour of Chinese Mainland customers, we remain confident in the structural growth prospects of our Hong Kong business, a belief supported by our most recent survey of such customers. We have successfully adjusted to regulatory developments in the past and would expect any impact to be transitory.

We remain firmly focused on the delivery of our FY26 guidance of double-digit growth in new business profit, Gross OFSG and Adjusted EPS, together with double-digit dividend per share growth, and on achieving our 2027 financial objectives.

Key Summary Financials

Earnings

	Half Year		Change on		Full Year
	2026 $m	2025 $m	AER basis	CER basis	2025 $m
Adjusted operating profit	1,812	1,644	10%	9%	3,306
Adjusted operating profit after tax	1,523	1,366	11%	10%	2,772
Underlying growth in contractual service margin (%)*	7	8	(1)ppt	n/a	9
Basic earnings per share based on adjusted operating profit (cents)	58.4	49.3	18%	17%	101.4
IFRS profit after tax	995	1,359	(27)%	(27)%	4,119
Basic earnings per share based on IFRS profit after tax (cents)	37.9	49.2	(23)%	(23)%	154.2

Value
	Half Year		Change on		Full Year
	2026 $m	2025 $m	AER basis	CER basis	2025 $m
APE sales	3,428	3,288	4%	3%	6,661
Present value new business premiums (PVNBP)	15,667	14,886	5%	4%	31,925
New business profit (TEV)	1,384	1,260	10%	8%	2,782
New business margin (% APE)	40	38	2ppts	2ppts	42
Total weighted premium income	15,353	13,741	12%	10%	28,131
TEV operating profit	2,511	2,240	12%	11%	4,752
Operating return on embedded value (%)	15	15	-	n/a	15

	Half Year	Full Year	Change %
	2026	2025	AER basis
Group TEV equity	39,091	37,803	3%
Group TEV equity per share ($)	15.57	14.83	5%
Group TEV per share ($)	15.27	14.53	5%
Eastspring funds under management / advice ($bn)	290.8	277.7	5%

Capital

	Half Year		Change on		Full Year
	2026	2025	AER basis	CER basis	2025 $m
Operating free surplus generated from in-force insurance and asset management business	1,791	1,560	15%	15%	3,059
Operating return on IFRS shareholders' equity (%)	15	14	1ppt	n/a	14
Dividend per share (cents)	8.88	7.71	15%	n/a	26.60

	Half Year	Full Year	Change on
	2026 $m	2025 $m	AER basis
IFRS shareholders' equity	19,803	20,117	(2)%
IFRS shareholders' equity per share ($)	7.89	7.90	-
Adjusted total comprehensive equity†	42,842	42,068	2%
Free surplus excluding distribution rights and other intangibles	8,862	9,408	(6)%
Free surplus ratio (%)	209	221	(12)ppts
Group leverage ratio (Moody's basis) (%)	14	13	1ppt
Shareholders GWS coverage ratio over GPCR (%)	268	262	6ppts
Total GWS coverage ratio over GPCR (%)	195	197	(2)ppts

*      Underlying growth in contractual service margin (CSM) represents the annualised percentage growth in the opening CSM (after removing the CSM asset attaching to reinsurance contracts wholly attributable to policyholders) excluding the effects of economic and other variances and exchange rates.
†     Includes IFRS shareholders' equity and contractual service margin net of tax and other adjustments. See "Definitions of Performance Metrics" in our half year results document for further information.

Notes

The summary financials presented above are the key financial metrics Prudential's management use to assess and manage the performance and position of the business. In addition to the metrics prepared in accordance with IFRS standards - IFRS profit after tax and IFRS shareholders' equity - additional metrics are prepared on alternative bases. The presentation of these key metrics is not intended to be considered a substitute for, or superior to, financial information prepared and presented in accordance with IFRS Standards. The definitions of the key metrics we use to discuss our performance in this press release are set out in the "Definition of performance metrics" section in our half year results document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure. All metrics used by management to assess performance (along with IFRS profit after tax) are presented before deduction of the amount attributable to non-controlling interest. This presentation is applied consistently throughout this announcement.

Balance sheet metrics are presented net of non-controlling interests.

Further information on actual and constant exchange rate bases is set out in note A1 of the IFRS financial statement. All results are presented in US dollars.

Half year results document

Prudential's half year 2026 results document:

-  is available to view on the Prudential website at www.prudentialplc.com/en/investors/overview/
-   is also available at http://www.rns-pdf.londonstockexchange.com/rns/3209S_1-2026-8-26.pdf
-   has been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism which will shortly make it available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Announcement publication

	Hong Kong	London	New York
Hong Kong Stock Exchange & UK Financial Media	Thursday, 27 August 2026 6.00 am HKT	Wednesday, 26 August 2026 11.00 pm UKT	Wednesday, 26 August 2026 6.00 pm ET
London Stock Exchange	Thursday, 27 August 2026 2.00 pm HKT	Thursday, 27 August 2026 7.00am UKT	Thursday, 27 August 2026 2.00 am ET

Please note the impact of time zones on the announcement date for your particular location.

Pre-Recorded Results Presentation
-   A pre-recorded presentation for analysts and investors will be available on-demand from 6.00am HKT on Thursday 27 August | 11.00pm UKT - 6.00pm ET on Wednesday 26 August via this link: https://meetings.100.lumiconnect.com/r/participant/live-meeting/100-887-187-111
-   A copy of the presentation script will also be available on Prudential's website at the same time.

Virtual Q&A Event for Analysts & Investors
Date: Thursday, 27 August 2026

Time: 4.30pm HKT | 9.30am UKT | 4.30am ET

Accessing the Event (recommended method):
We strongly encourage participants to join via the Lumi webcast platform: https://reg.lumiengage.com/prudential-plc-2026-half-year-results-webcast/qawebcast/Site/Register

The webcast enables:

-   Live audio streaming;
-   Verbal questions using the integrated "Request to Speak" function;
-   Written question submission; and
-   Slide and document viewing.

Using the webcast platform provides the most stable audio connection and ensures a seamless transition into the Q&A queue.

Alternative: Telephone Dial-in:

If you are unable to access the webcast platform, you may dial in using the numbers below:

Dial-in numbers:

-   UK Local: +44 121 281 8004
-   UK Toll Free: 0800 015 6371
-   Hong Kong: +852 5808 0984
-   China: +86 400 122 4742
-   USA Local: +1 718 705 8796
-   USA Toll Free: 1 855 265 6957

Global dial-in numbers: https://lumiagmukstreams.s3.eu-west-2.amazonaws.com/7.+Archive+2026/Prudential/Lumi+dial-ins+-+Prudential+IR.pdf

Request connection to Prudential 2026 Half Year Results Q&A Webcast

Press:
*1 to join the question queue
*2 to exit queue

Post-Event Access

Replay and transcript details will be published on our website following the event.

For any questions, please contact the Media or Investor Relations team using the details below.

Media		Investors/analysts
Sonia Tsang	+852 5580 7525	Patrick Bowes	+852 2918 5468
Janice Wong	+852 6188 6381	William Elderkin	+44 (0)20 3977 9215
		Ming Hau	+44 (0)20 3977 9293
		Bosco Cheung	+852 2918 5499
		Tianjiao Yu	+852 2918 5487

About Prudential plc
Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

www.prudentialplc.com

Forward-looking statements
This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly- and jointly-owned businesses') current plans, goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly- and jointly-owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability matters, and statements containing words such as 'prospects', 'goals', 'may', 'will', 'should', 'could', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'targets', 'commits', 'seeks' and 'anticipates', and words of a similar meaning and the negatives of such words, are forward-looking statements. These statements are based on plans, assumptions, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial conditions, performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

-   current and future market conditions, including fluctuations in interest rates and exchange rates, sustained inflationary pressure (including resulting interest rate increases), volatile or sustained high or low interest rate environments, the escalation of protectionist policies, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction;
-   impact of global political uncertainties, geopolitical instability, armed conflicts, and heightened geopolitical tensions, including increased friction in cross-border trade or the closure, restriction or disruption of key international trade routes, shipping lanes, maritime chokepoints or other critical transport corridors, and the exercise of laws, regulations and executive powers to restrict or control trade, financial transactions, capital movements and/or investment, as well as related sanctions, trade restrictions, and other governmental or regulatory measures, which may also impact policyholder behaviour and reduce product affordability;
-   asset valuation impacts arising from sustainability related considerations;
-   derivative instruments not effectively mitigating any exposures;
-   the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
-   the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;
-  the physical, social, morbidity, health and financial impacts of climate change and global health crises (including pandemics), as well as other catastrophic events, both natural and human-made, which may impact Prudential's business, investments, operations and its duties owed to customers;
-   disruption to critical infrastructure, including energy, telecommunications, transportation or other systems, whether arising from natural disasters, geopolitical events, operational failures or malicious activity, which may adversely affect Prudential's operations, customers or counterparties;
-   legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development and interpretation of regulations, laws and standards relating to sustainability reporting, disclosures and product labelling (which may be inconsistent across jurisdictions and give rise to conflicts of interpretation between approaches, misrepresentation or compliance risks) on the one hand, and those which may seek to limit the influence of sustainability considerations on corporate activity on the other;
-   the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices), and the challenges presented by conflicting approaches in this regard;
-   the impact of competition and technological change, including the pace of innovation, adoption, and changing customer demands;
-   the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
-   the timing, impact, and realisation of intended benefits, if any, and other uncertainties of future acquisitions or combinations within relevant industries;
-   the impact of internal transformation projects and other strategic actions failing to meet their objectives in a timely manner, or at all, or adversely impacting the Group's operations or employees;
-   the availability and effectiveness of reinsurance for Prudential's businesses;
-   the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including to prevent, respond to or recover from operational disruption arising from external events;
-   disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data, including hardware and software (or those of its affiliates, suppliers, service providers and partners), including the risk of cyber-attacks, other data, information or security breaches and challenges in integrating AI tools and the related security and privacy considerations, which may result in financial loss, business disruption and/or loss of customer services and data and harm to Prudential's reputation;
-   the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners;
-   the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
-   the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial conditions or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of Prudential's 2026 Half Year Results News Release, available on its website at www.prudentialplc.com.

Any forward-looking statements contained in this document speak only as of the date on which they are made or in the case of any document incorporated by reference, the date of the document. Prudential expressly disclaims any obligation to revise or update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise, except as required pursuant to the UK's Public Offers and Admissions to Trading Regulations (2024), the UK Prospectus Rules: Admission to Trading on a Regulated Market, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations. Unless expressly stated otherwise, no statement contained or referred to in this document is intended to be a profit forecast or profit estimate.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange, the Securities and Futures Commission of Hong Kong and other regulatory authorities, as well as in its annual report and accounts, other periodic financial reports, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of Prudential's 2026 Half Year Results News Release, available on its website at www.prudentialplc.com.

Cautionary statements
This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 August 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer